UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

CorpBanca
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

21987A209 (Sponsored ADR)**
(CUSIP Number)

Mark F. Veblen
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Tel: (212) 403-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 1,500 common shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS Itaú Unibanco Holding S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO
(1) On June 11, 2014, Cartica Management, LLC and certain of its affiliates (collectively, “Cartica”) filed a complaint (the “Cartica Complaint”) alleging that Itaú Unibanco Holding S.A. and its subsidiary, Banco Itaú Chile acquired beneficial ownership of the shares of Common

Stock (as defined herein) owned by Inversiones Corp Group Interhold Ltda., a company formed under the laws of Chile, and Inversiones Gasa Ltda., a company formed under the laws of Chile (collectively, “Corp Group”) as a result of certain provisions of the Transaction Agreement (as defined herein) described in this Statement on Schedule 13D. In a Schedule 13D filed by Corp Group on May 29, 2014 (the “Corp Group Schedule 13D”), Corp Group reported beneficial ownership of 174,962,442,682 shares of Common Stock, constituting, according to the Corp Group Schedule 13D, 51.41% of the outstanding Common Stock. Such Schedule 13D was amended on June 24, 2014, to state that Corp Group disclaimed membership in any group with Itaú Unibanco Holding S.A. and Banco Itaú Chile. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Itaú Unibanco Holding S.A. (on behalf of itself and its subsidiaries, including Banco Itaú Chile) expressly disclaims beneficial ownership of the shares of Common Stock included in the Corp Group Schedule 13D for purposes of Section 13(d) of the Exchange Act, and for any other purpose, and neither the filing of this Statement on Schedule 13D nor any of its content shall be deemed to constitute an admission by Itaú Unibanco Holding S.A. or any of its subsidiaries that any of them is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the Common Shares, no par value per share (the “Common Stock”), of CorpBanca, a company formed in the Republic of Chile (the “Issuer”).  The Issuer’s principal executive offices are located at Rosario Norte 660, Las Condes, Santiago, Chile.

Item 2.	Identity and Background.

(a) – (c) This Schedule 13D is being filed by (the “Reporting Person”) Itaú Unibanco Holding S.A., a company organized under the laws of Brazil (“Itaú Parent”). Itaú Parent is the holding company of a Brazilian financial group.

The principal business address for Itaú Parent is Praça Alfredo Egydio de Souza Aranha, 100, Olavo Setubal Tower, piso PI, 04344-902, São Paulo, SP, Brazil. Itaú Parent is controlled by IUPAR – Itaú Unibanco Participacões S.A., a holding company organized under the laws of Brazil (“IUPAR”).  IUPAR is jointly controlled by (i) Itaúsa – Investimentos Itaú S.A. (“Itaúsa”), a holding company organized under the laws of Brazil, and (ii) Companhia E. Johnston de Participações (“E. Johnston” and, together with IUPAR and Itaúsa, the “Controlling Shareholders”), a holding company organized under the laws of Brazil.  Each of the Controlling Shareholders is in the business of investing in securities. The principal business address for each of the Controlling Shareholders is: IUPAR - Praça Alfredo Egydio de Souza Aranha, 100, Olavo Setubal Tower, 04344-902, São Paulo, SP, Brazil; Itaúsa - Praça Alfredo Egydio de Souza Aranha, 100, Olavo Setubal Tower, 04344-902, São Paulo, SP, Brazil; and E. Johnston - Rodovia Washington Luiz (SP 301), km 307, Matão, SP, Brazil.

As further described in Items 3 and 4 below, Banco Itaú Chile, a banking corporation organized under the laws of Chile and 99.9%-owned subsidiary of Itaú Parent (“Itaú Chile”) is party to the Transaction Agreement (as defined below) with Itaú Parent.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (d) citizenship, in each case of each director and executive officer of the Reporting Person and the Controlling Shareholders, as applicable (the “Instruction C Information”).

(d) During the last five years, the Reporting Person has not and, to the knowledge of the Reporting Person, no Controlling Shareholder or person listed on Annex A has, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not and, to the knowledge of the Reporting Person, no Controlling Shareholder or person listed on Annex A has, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Annex A for citizenship of each director and executive officer of the Reporting Person and the Controlling Shareholders.

Nothing in this Statement shall be construed as an admission that any transaction described herein took place in the United States or that Section 13(d) of the Exchange Act applies extraterritorially to any of the Reporting Person or to the Reporting Person’s (or Itaú Chile’s) entry into the Transaction Agreement.

Item 3.	Source and Amount of Funds or Other Consideration.

As described more fully in Item 4 below, on January 29, 2014, Inversiones Corp Group Interhold Ltda., a company formed under the laws of Chile (“ICGI”), Inversiones Gasa Ltda., a company formed under the laws of Chile (“Gasa”), the Issuer, Itaú Parent and Itaú Chile entered into a Transaction Agreement (the “Transaction Agreement”), which provides, that, among other things, ICGI and Gasa will vote all of their shares of Common Stock in favor of the transactions contemplated therein, including the merger of Itaú Chile with and into the Issuer (the “Chilean Merger”).

The shares of Common Stock to which this Statement relates have not been purchased by the Reporting Person, and thus no funds have been used for such purpose.  Other than the consideration to be paid by the Reporting Person pursuant to the Transaction Agreement at or following the completion of the Chilean Merger in accordance with the terms and conditions of the Transaction Agreement, the Reporting Person has paid no funds or other consideration in connection with the execution and delivery of the Transaction Agreement. For a description of the Transaction Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4.	Purpose of Transaction.

As described in Item 3, above, on January 29, 2014, ICGI, Gasa, the Issuer, Itaú Parent, and Itaú Chile entered into the Transaction Agreement. The Transaction Agreement provides that, among other things, subject to customary closing conditions (a) the Chilean Merger will occur, and (b) the parties will implement other transactions, including the merger or purchase of Itaú Parent´s subsidiary in Colombia.

The Transaction Agreement also provides that ICGI and Gasa will vote all of their shares of Common Stock (i) in favor of the transactions contemplated therein, including the Chilean Merger and (ii) against any proposal that relates to competing Acquisition Proposal (as defined in the Transaction Agreement). The Transaction Agreement also restricts ICGI and Gasa from transferring or otherwise disposing of their shares of Common Stock.

The Transaction Agreement provides that, on the closing date of the Chilean Merger, Itaú Parent, CorpGroup Holdings Inversiones Ltda., a company formed under the laws of Chile (“CGHI”), ICGI, Gasa, Corp Group Banking S.A., a company formed under the laws of Chile (“CGB”) and Saga will enter into a Shareholders Agreement in the form attached to the Transaction Agreement (the “Itaú Shareholders Agreement”). The Itaú Shareholders Agreement provides that each of Itaú Parent, on the one hand, and CGB and Gasa (collectively, “Corp Group Parent”), on the other hand, will be entitled to designate a number of directors to the Issuer’ Board of Directors in proportion to its respective direct and indirect percentage ownership in the Issuer, rounded to the nearest whole number; provided that Itaú Parent shall designate at least a majority of such directors appointed by them and that at least one of such directors is appointed by Corp Group Parent. The Itaú Shareholders Agreement also provides that the parties shall cause the directors of the Board of Directors of the Issuer and its subsidiaries appointed by the parties to vote as a single block and in accordance with the recommendation of Itaú Parent. Among other things, the Itaú Shareholders Agreement also includes other provisions relating to the Board of Directors of the Issuer and its subsidiaries, consent rights, restrictions and procedures on share transfers, rights of first offer, tag-along and drag along rights, puts and calls, non-competition and non-solicit undertakings and dividend policy.

A detailed description of the Transaction Agreement and Itaú Shareholders Agreement is included under the headings “Transaction Agreement” and “Shareholders’ Agreement” under Item 10C of the Annual Report of the Issuer on Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 15, 2014, which is incorporated herein by reference. The foregoing descriptions of the terms of the Transaction Agreement and Itaú Shareholders Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are identified as Exhibits A and B hereto, respectively, and are incorporated herein by reference.

Except as set forth in this Statement or as contemplated by the Transaction Agreement and Itaú Shareholders Agreement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Controlling Shareholder or person listed on Annex A hereto, has any present plans or proposals which relate to or which would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) The Cartica Complaint alleges that, as a result of certain provisions of the Transaction Agreement, the Reporting Person and Itaú Chile each acquired beneficial ownership (for purposes of Rule 13d-3 under the Exchange Act) of the shares of Common Stock owned by Corp Group (with shared voting power and shared dispositive power).  In the Corp Group Schedule 13D, Corp Group reported beneficial ownership of 174,962,442,682 shares of Common Stock, constituting, according to the Corp Group Schedule 13D, 51.41% of the outstanding Common Stock. The Reporting Person (on behalf of itself and its subsidiaries, including Itaú Chile) disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by the Reporting Person or any of its subsidiaries as to the beneficial ownership of such shares for purposes of Section 13(d) or 16 of the Exchange Act or for any other purpose.

Furthermore, the Cartica Complaint alleges that the Reporting Person, along with Itaú Chile, Gasa, ICGI and Alvaro Saieh Bendeck, a citizen of the Republic of Chile, constitute a “group” under Section 13(d) of the Exchange Act as a result of certain provisions of the Transaction Agreement.  The Reporting Person (on behalf of itself and its subsidiaries, including Itaú Chile) expressly disclaims membership in such a group at all times since the execution of the Transaction Agreement and as of the date hereof.  The Reporting Person, however, expects that it will become members of a “group” with CGHI, ICGI, Gasa, CGB and Saga upon the Reporting Person’s entering into the Itaú Shareholders Agreement with such persons in connection with the closing of the Chilean Merger.

To the Reporting Person’s knowledge, no shares of Common Stock are beneficially owned by any of the Controlling Shareholders or the persons identified in Annex A.

The Reporting Person is not (i) entitled to any rights as a stockholder of the Issuer with respect to any shares of Common Stock and (ii) has no power to vote, direct the voting of, dispose of, or direct the disposal of, any shares of Common Stock other than the power provided pursuant to the Transaction Agreement.

(c) There have been no transactions in shares of Common Stock by the Reporting Person, or, to the knowledge of the Reporting Person, by any Controlling Shareholder or person listed on Annex A hereto, during the past sixty (60) days.

(d) The Reporting Person does not have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that are subject to the Transaction Agreement.

(e) Not applicable.

As stated above, the above description of the Transaction Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is identified as Exhibit A hereto, and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information set forth in Item 3 and Item 4 of this Statement is hereby incorporated by reference.

Item 7.	Materials to be Filed as Exhibits.
Annex A	Instruction C Information

Exhibit A	Transaction Agreement (incorporated by reference from Exhibit 10.C.1 to the Form F-20 filed by the Issuer with the SEC on May 15, 2014).

Exhibit B	Itaú Shareholders Agreement (incorporated by reference from Exhibit 1 to the Transaction Agreement attached to Form F-20 filed by the Issuer with the SEC on May 15, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 03, 2014

ITAÚ UNIBANCO HOLDING S.A.

By:	/s/ Claudia Politanski
Name: Claudia Politanski
Title: Executive Officer and General Counsel

ANNEX A

Itaú Unibanco Holding S.A.

Directors:

Pedro Moreira Salles
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

Roberto Egydio Setubal
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Chief Executive Officer of Itaú Unibanco Holding S.A.

Alfredo Egydio Arruda Villela Filho
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Vice Chairman of the Board of Directors of Itaú Unibanco Holding S.A. and Chief Executive Officer of Itaúsa – Investimentos Itaú S.A

Gustavo Jorge Laboissiere Loyola
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Partner of three consulting companies.

Henri Penchas
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Vice-President and Investor Relations Officer of Itaúsa – Investimentos Itaú S.A.

Ricardo Villela Marino
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.

Alfredo Egydio Setubal
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation:  Member of the Board of Directors of Itaú Unibanco Holding S.A. and Investor Relations Officer of Itaú Unibanco Holding S.A.

Candido Botelho Bracher
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Chief Executive Officer of Banco Itaú BBA S.A.

Israel Vainboim
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent director) and member of the Board of Directors of various companies of different business segments.

Pedro Luiz Bodin de Moraes
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Partner and Member of the Board of Directors of Icatu Holding S.A.

Nildemar Secches
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. (independent director) and member of the Board of Directors of various companies of different business segments.

Demosthenes Madureira de Pinho Neto
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Chief Executive Officer of Brasil Warrant Administração de Bens e Empresas Ltda.

Executive Officers:

Alfredo Egydio Setubal
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. and Investor Relations Officer of Itaú Unibanco Holding S.A.

Candido Botelho Bracher
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Chief Executive Officer of Banco Itaú BBA S.A.

Roberto Egydio Setubal
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Chief Executive Officer of Itaú Unibanco Holding S.A.

Caio Ibrahim David
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Executive Officer of Itaú Unibanco Holding S.A., responsible for the Finance division.

Claudia Politanski
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Executive Officer and General Counsel of Itaú Unibanco Holding S.A.

Eduardo Mazzilli de Vassimon
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Executive Officer of Itaú Unibanco Holding S.A., responsible for the Risk division.

Ricardo Baldin
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Executive Officer of Itaú Unibanco Holding S.A., responsible for the Audit division.

Officers:

Alexsandro Broedel Lopes
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Eduardo Hiroyuki Miyaki
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Emerson Macedo Bortoloto
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Rodrigo Luis Rosa Couto
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Marcelo Kopel
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

Matias Granata
Business Address: Av. Brigadeiro Faria Lima, 3.400, 04538-132, São Paulo, SP, Brazil
Citizenship: Argentinean
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A. (elected on May 29, 2014, pending approval by the Central Bank of Brazil)

Wagner Bettini Sanches
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Officer of Itaú Unibanco Holding S.A.

IUPAR – Itaú Unibanco Participacões S.A.

Directors:

Fernando Roberto Moreira Salles
Business Address: Av. das Nações Unidas, 12901, West Tower, 24th floor, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Chairman of the Board of Directors of Brazil Warrant Administração de Bens e Empresas Ltda. and Companhia Brasileira de Metalurgia e Mineração

Alternate: Walther Moreira Salles Junior
Business Address: Rua do Russel, 270, 3rd floor, Rio de Janeiro, RJ, Brazil
Citizenship: Brazilian
Present Principal Occupation: Movie director

Roberto Egydio Setubal
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Chief Executive Officer of Itaú Unibanco Holding S.A.

Alternate: Ricardo Egydio Setubal
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Chairman of the Board of Directors of Itautec S.A.

Alfredo Egydio Arruda Villela Filho
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Vice Chairman of the Board of Directors of Itaú Unibanco Holding S.A. and Chief Executive Officer of Itaúsa – Investimentos Itaú S.A

Alternate: Rodolfo Villela Marino
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Chairman of the Board of Directors of Elekeiroz S.A.

Pedro Moreira Salles
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

Alternate: João Moreira Salles
Business Address: Rua do Russel, 270, 3rd floor, Rio de Janeiro, RJ, Brazil
Citizenship: Brazilian
Present Principal Occupation: Publisher

Officers:

Alfredo Egydio Setubal
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. and Investor Relations Officer of Itaú Unibanco Holding S.A.

Demosthenes Madureira de Pinho Neto
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Chief Executive Officer of Brasil Warrant Administração de Bens e Empresas Ltda.

Mauro Agonilha
Business Address: Av. das Nações Unidas, 12901, West Tower, 24th floor, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Officer of Brasil Warrant Administração de Bens e Empresas Ltda.

Ricardo Villela Marino
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.

Itaúsa – Investimentos Itaú S.A.

Directors:

Carlos da Camara Pestana
Business Address:  Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Chairman of the Board of Directors of Itaúsa – Investimentos Itaú S.A.

Alfredo Egydio Arruda Villela Filho
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Vice Chairman of the Board of Directors of Itaú Unibanco Holding S.A. and Chief Executive Officer of Itaúsa – Investimentos Itaú S.A.

Alfredo Egydio Setubal
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A. and Investor Relations Officer of Itaú Unibanco Holding S.A.

José Sergio Gabrielli de Azevedo
Business Address: Av. República do Chile, 65, 23rd floor, Rio de Janeiro, RJ, Brazil
Citizenship: Brazilian
Present Principal Occupation: Secretary for Planning of the State of Bahia (Brazil)

Paulo Setubal Neto
Business Address: Av. Paulista, 1938, 5th floor, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Partner and Member of the Board of Directors of PSN Participações Ltda.

Rodolfo Villela Marino
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Chairman of the Board of Directors of Elekeiroz S.A.

Alternate: Ricardo Egydio Setubal
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Chairman of the Board of Directors of Itautec S.A.

Alternate: Ricardo Villela Marino
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Member of the Board of Directors of Itaú Unibanco Holding S.A.

Officers:

Alfredo Egydio Arruda Villela Filho
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Vice Chairman of the Board of Directors of Itaú Unibanco Holding S.A. and Chief Executive Officer of Itaúsa – Investimentos Itaú S.A.

Henri Penchas
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Vice-President and Investor Relations Officer of Itaúsa – Investimentos Itaú S.A.

Roberto Egydio Setubal
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Chief Executive Officer of Itaú Unibanco Holding S.A.

Companhia E. Johnston de Participações

Pedro Moreira Salles
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

Fernando Roberto Moreira Salles
Business Address: Av. das Nações Unidas, 12.901, West Tower, 24th floor, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Chairman of the Board of Directors of Brazil Warrant Administração de Bens e Empresas Ltda. and Companhia Brasileira de Metalurgia e Mineração

Walther Moreira Salles Júnior
Business Address: Rua do Russel, 270, 3rd floor, Rio de Janeiro, RJ, Brazil
Citizenship: Brazilian
Present Principal Occupation: Movie director

João Moreira Salles
Business Address: Rua do Russel, 270, 3rd floor, Rio de Janeiro, RJ, Brazil
Citizenship: Brazilian
Present Principal Occupation: Publisher

Officers:

Pedro Moreira Salles
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Chairman of the Board of Directors of Itaú Unibanco Holding S.A.

Demosthenes Madureira de Pinho Neto
Business Address: Praça Alfredo Egydio de Souza Aranha, 100, 04344-902, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Chief Executive Officer of Brasil Warrant Administração de Bens e Empresas Ltda.

Marcia Maria Freitas de Aguiar
Business Address: Av. das Nações Unidas, 12.901, West Tower, 24th floor, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Officer of Brasil Warrant Administração de Bens e Empresas Ltda.

Mauro Agonilha
Business Address: Av. das Nações Unidas, 12.901, West Tower, 24th floor, São Paulo, SP, Brazil
Citizenship: Brazilian
Present Principal Occupation: Officer of Brasil Warrant Administração de Bens e Empresas Ltda.